UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

September 18, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Nucryst Pharmaceuticals Corp.
File No. 0-51686 - CF#21120

Nucryst Pharmaceuticals Corp. submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K/A filed on November 6, 2007.

Based on representations by Nucryst Pharmaceuticals Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 99.1	through October 28, 2015
Exhibit 99.2	through October 28, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel